DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR November 19, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 18, 2004

3.  Press Release
    -------------

    November 18, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada. November 18, 2004 Growing demands for biomass development opportunities from First Nations communities across Canada has led to the establishment of an alliance between DynaMotive Energy Systems and Potlatch Creations Ltd. for the development of bio oil projects in Aboriginal traditional lands.

Potlatch Creations Ltd. specializes in consulting services for non-Native businesses interested in working with First Nations communities. Johnna Sparrow-Crawford and Wendy Grant-John will provide insight into the political and social framework of Native communities, expediting and guiding the negotiating process to successful completion.

Potlatch Creations is teaming up with DynaMotive in a unique and innovative business initiative to pursue the development of BioOil production and environmentally sound power generation in all regions of Canada. According to the agreement Potlatch Creations will provide the following:

- Consulting services on general direction and approach to First Nations communities and First Nations perspective.
- Representation of DynaMotive and its technology to First Nations communities.
-  Development services in regard to renewable energy projects.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 18th day of November, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Nov 18, 2004

With First Nations agreement, DynaMotive strengthens commitment to developing
             BioOil projects on Aboriginal traditional lands

Vancouver, BC, Canada. November 18, 2004 Growing demands for biomass development opportunities from First Nations communities across Canada has led to the establishment of an alliance between DynaMotive Energy Systems and Potlatch Creations Ltd. for the development of bio oil projects in Aboriginal traditional lands.

Potlatch Creations Ltd. specializes in consulting services for non-Native businesses interested in working with First Nations communities. Johnna Sparrow-Crawford and Wendy Grant-John will provide insight into the political and social framework of Native communities, expediting and guiding the negotiating process to successful completion.

Potlatch Creations is teaming up with DynaMotive in a unique and innovative business initiative to pursue the development of BioOil production and environmentally sound power generation in all regions of Canada. According to the agreement Potlatch Creations will provide the following:

- Consulting services on general direction and approach to First Nations communities and First Nations perspective.
- Representation of DynaMotive and its technology to First Nations communities.
-  Development services in regard to renewable energy projects.

Nearly 80% of First Nations across Canada live within the boreal and temperate forest regions, and depend on forest-based activities. DynaMotive recognizes the primary concern of First Nations communities is to ensure that any development is environmentally friendly and sustainable. A convergence of interest between the two companies will provide clean energy opportunities through the production of BioOil and allow for the creation of sustainable opportunities leading to sustainable communities anchored on traditional First Nations values, aligned with 21st century requirements.

BioOil from biomass is totally renewable and can provide energy and development opportunities for sustainable communities. DynaMotive and Potlatch Creations recognize that sustainable energy generation within a community will create long term opportunities. The alliance is designed to facilitate the construction of BioOil plants along with the integrated value-added products resulting from the production of BioOil and char. The alliance will pursue advanced environmental technology solutions associated with commercial forestry operations. The objective is to produce the greenest and most efficient energy possible from logging residues, wood shavings, bark, and sawdust from forestry opportunities.

Central to the relationship is a commitment between DynaMotive and Potlatch Creations to build their relationship on the foundation of cross-cultural respect - one that includes respect for the cultural and spiritual values of First Nation communities. Our model is based upon:

-  Respect and alignment with traditional values
-  Respect for environment in which it operates
-  Establishing partnerships with communities
- Sustainable forest and agricultural practices through community based resource stewardship
-  Development of growth opportunities
-  Training and job creation
-  Economic viability

"Potlatch Creations is pleased to announce an agreement with DynaMotive Energy Systems Corporation to work together to develop new sites for the production of BioOil on Reserve lands in Canada. This agreement marks the beginning of a tremendous opportunity for First Nations to be involved, at the community level, in the technology of producing a renewable, environmentally friendly fuel. A sustainable energy generation within Native communities will create long-term opportunities with social and economic benefits for all the parties involved. DynaMotive technology is like a gift that keeps on giving, which is consistent with the true meaning of Potlatch."

                  Johnna Sparrow Crawford, President
                  Potlatch Creations

On October 25, 2004, DynaMotive had the opportunity to conduct a presentation "Biomass to BioOil" at the Certainty Through Partnership Conference in Yellowknife, Northwest Territories. DynaMotive was accompanied by Wendy Grant-John of Potlatch Creations.

"DynaMotive's recent presentation at our 12th annual conference "Certainty Through Partnership", hosted by the Canadian Aboriginal Minerals Association in Yellowknife, was very well received. Addressing the theme of Natural Resource Development in Aboriginal Communities, DynaMotive's "Biomass to BioOil" generated a great deal of interest and contributed to the success of the conference.

                  Linda Reed, President
                  Canada Forum Inc.

DynaMotive wishes to acknowledge Anton Kuipers, Director of Business Development, Leading Edge British Columbia, for bringing Potlatch Creations and DynaMotive together on this important initiative.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission